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                          August 22, 2023

       Amir Reichman
       Chief Executive Officer
       BiondVax Pharmaceuticals Ltd.
       Jerusalem BioPark, 2nd Floor
       Kiryat Hadassah, Building 1, JBP
       Jerusalem, Israel 9112001

                                                        Re: BiondVax
Pharmaceuticals Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed on August 18,
2022
                                                            File No. 333-274078

       Dear Amir Reichman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Perry Wildes, Esq.